VF 3-25-05

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SEC )MMISSION

05040381

SEC FILE NUMBER
8-51354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Thomas Weisel Partners LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Montgomery St. Suite 3700
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code) 1

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert West, Chief Financial Officer (415) 364-7774
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

Deloitte & Touche LLP

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

VF 3-28-05

OATH OR AFFIRMATION

We, David Baylor and Robert West, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Thomas Weisel Partners LLC (the "Company"), as of and for the year ended December 31, 2004, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature　　Date 3/15/05

Chief Administrative Officer
Title

Signature　　Date 3/15/05

Chief Financial Officer
Title

Notary Public


FREDERICKA S. DRUM
Commission # 1439678
Notary Public - California
San Francisco County
My Comm. Expires Sep 30, 2007

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Thomas Weisel Partners LLC:

We have audited the accompanying statement of financial condition of Thomas Weisel Partners LLC (the "Company") as of December 31, 2004 and the related statements of operations, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Thomas Weisel Partners LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for the purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 14, 2005

THOMAS WEISEL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004 (in thousands)

ASSETS

Cash and cash equivalents	$ 48,984
Cash segregated under Federal or other regulations	4,429
Securities owned—at market value	124,855
Receivable from clearing broker	10,672
Corporate finance and syndicate receivables (net of allowance for doubtful accounts of $925)	8,258
Receivable from parent and affiliates	22,029
Computer Equipment (Net of accumulated amortization of $133)	266
Other assets	5,205
TOTAL ASSETS	$ 224,698

LIABILITIES AND MEMBER'S EQUITY

Securities sold, but not yet purchased—at market value	$ 78,242
Accrued compensation	27,739
Accrued expenses and accounts payable	18,130
Payable to customers	3,732
Capital lease obligations	249
Payable to affiliates	868
Total liabilities	128,960
MEMBER'S EQUITY	95,738
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 224,698

See notes to financial statements.

1. ORGANIZATION

Thomas Weisel Partners LLC (the "Company"), a limited liability company formed on September 18, 1998 under the laws of the State of Delaware, is a wholly owned subsidiary of Thomas Weisel Partners Group LLC (the "Parent" or "Firm"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), American Stock Exchange, and the National Association of Securities Dealers, Inc. ("NASD"). Additionally, the Company is a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association. The Company introduces, on a fully disclosed basis, its proprietary and customer securities transactions to another broker dealer (the "Clearing Broker") for clearance and settlement. The Company, headquartered in San Francisco, California, was formed as the brokerage and investment banking operation for the Firm.

2. SIGNIFICANT ACCOUNTING POLICIES

Brokerage Revenue—The majority of the brokerage revenue is derived from commissions generated from securities transactions in equities and convertible bonds for institutional investors. Commission revenues and related expenses resulting from securities transactions executed are recorded on a trade date basis. Brokerage revenue also includes net trading gains and losses as the majority of the trading operations are conducted in facilitation of customer orders. There is a concentration in revenues among the Firm's ten largest clients, consisting of $49.6 million, or approximately 34.7%, of brokerage revenue during the year ended December 31, 2004.

Investment Banking Revenue—Investment banking revenues include underwriting, corporate finance fees, and private placement fees. Underwriting revenues arise from securities offerings in which the Company acts as an underwriter and include management fees, selling concessions, and underwriting fees. Investment banking management fees are recorded on offering date, selling concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Syndicate expenses related to security offerings in which the Company acts as underwriter or agent are deferred until the related revenue is recognized. Corporate finance and private placement fees consist primarily of merger and acquisition fees and other advisory service revenues. These fees are generally recognized only upon successful completion of the engagement.

Asset Management Revenue—Asset management revenues are associated with investment advisory services provided through the Company's private client department to both institutional and high net worth individual investors and represent fees charged to these clients based on assets under management. Fees are recognized in income as earned. Asset management revenue is presented net of $3.8 million in costs related to third party investment advisory services provided by third party investment advisors to certain of the Company's customers.

Use of Estimates—The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to the valuation of securities owned and securities sold, not yet purchased, the allowance for doubtful accounts for revenue receivables, legal, and other contingent liabilities. Actual amounts could differ from those estimates.

Cash and Cash Equivalents—The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2004, the balance includes $42,407 on deposit with the Clearing Broker.

Cash Segregated under Federal or Other Regulations—The cash segregated under Federal or other regulations consists of cash and short term investments. At December 31, 2004, the Company had $4,429 maintained in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Securities Sold, Not Yet Purchased—Securities owned and securities sold, not yet purchased, are recorded on a trade date basis. Realized and unrealized gains and/or losses have been reflected within brokerage revenues in the statement of operations. Equity securities are carried at market value which is determined using quoted market prices. Convertible bonds and other fixed income securities are determined using dealer quotes, recent transactions, and comparable fixed income values.

Corporate Finance and Syndicate Receivables—Corporate finance and syndicate receivables include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on revenue receivables on a specific identification basis.

Accrued Compensation—Accrued compensation consists of discretionary bonus and deferred compensation arrangements awarded to employees of the Company and certain partners of the Parent that provide services to the Company. The Company records compensation expense associated with partners of the Parent if those partners provide services to the Company. Such compensation is recorded to the extent that a partner's compensation exceeds their distributions of the Parent's operating profits. Deferred compensation is accrued over the service period to which the compensation arrangement relates.

Income Taxes—As a wholly owned subsidiary of Thomas Weisel Partners Group LLC, all income and losses of the Company are reportable by the individual members of the Firm, in accordance with the Internal Revenue Code, and accordingly, no provision is made in the financial statements of the Company for income taxes.

Leases—All leases with an initial term greater than one year are accounted for under Statement of Financial Accounting Standard ("SFAS") No. 13, Accounting for Leases. These leases are classified as either capital or operating as appropriate. For capital leases, the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the lesser of the term of the lease or the useful life of the assets.

Other Expenses—Other expenses include printing production services, provision for regulatory matters, business taxes, insurance, firm registration fees, and office supplies and other services.

New Accounting Standards—In 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities*

and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. Specifically, a mandatorily redeemable financial instrument shall be classified as a liability unless redemption is required to occur only upon the liquidation or termination of the reporting entity. FASB Staff Position 150-3, issued in November 2003, has delayed initial application of SFAS 150 for certain nonpublic entities until fiscal periods beginning after December 15, 2004 for instruments that are mandatorily redeemable on fixed dates and deferred application indefinitely for all other instruments pending further action by the FASB. The Company adopted SFAS 150 on January 1, 2004. The adoption of SFAS 150 did not have an impact on the Company's financial condition, results of operations, or cash flows.

3. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

At December 31, 2004, securities owned and securities sold, but not yet purchased, consist of securities at market value, as follows:

	Owned	Sold, But Not Yet Purchased
Equity securities	$ 15,789	$ 43,459
Convertible bonds	79,115	26,822
US Treasury securities	29,951	7,961
Total	$ 124,855	$ 78,242

At December 31, 2004, securities sold, but not yet purchased are collateralized by securities owned that are held at the Clearing Broker.

Securities not readily marketable include investment securities that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933. The estimated fair value of securities not readily marketable included in convertible bonds at December 31, 2004 is $2,237.

4 SUBORDINATED BORROWINGS

At December 31, 2004, the Company has a subordinated borrowing facility with an available borrowing amount of $50 million from an affiliate of its Clearing Broker. The facility is in the form of a revolving note and cash subordination agreement. The terms of the revolving note are defined in an agreement approved by the NYSE and such borrowings, if and when drawn, are available in computing net capital under the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Net Capital Rule"). To the extent that this note would be required for the Company's continued compliance with minimum net capital requirements (see Note 10), it may not be repaid. This facility was not used during the year ended December 31, 2004. As of December 31, 2004, there is no outstanding balance.

5. BENEFIT PLAN

The Company has a 401(k) retirement plan (the "Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum ($13 for 2004). The Company, at its discretion, may contribute funds to the Plan. The Company made no contributions during 2004.

6. TRANSACTIONS WITH PARENT AND AFFILIATES

The Parent has debt covenant agreements which require the Company's net capital before haircuts on securities positions ("Tentative Net Capital") to be at least $20 million. As disclosed in Note 10, the Company's Tentative Net Capital was $57.6 million as of December 31, 2004. Management believes the Company will remain in compliance with this debt covenant during 2005.

The Parent also has other debt covenants that require it to maintain its equity above $105 million, as well as requirements not to incur losses in excess of $10 million in any fiscal quarter or full year. The inability of the Parent to meet or renegotiate these covenants could have a material adverse impact on the Company's business if the Company was called upon to provide additional distributions to the Parent to allow it to meet its debt obligations. In accordance with applicable SEC and NYSE Regulations, the Parent is not permitted to withdraw capital from the Company if the Company's net capital would fall below minimum required levels.

Certain partners of the Parent provide services on behalf of the Company for which the Company is allocated the cost of such services. Such costs are reflected in the statement of operations as compensation and benefits expense.

The receivable from the Parent is shown net of the payable to the Parent. The Company reimburses the Parent for certain operating expenses paid by the Parent on behalf of the Company in accordance with a management fee service agreement. These operating expenses include facilities and occupancy costs, information technology and communications, and other administrative costs. The Company reimbursed the Parent for $32,596 of such costs during the year ended December 31, 2004, which are reflected in the statement of operations as occupancy and equipment expenses.

The Company pays international referral fees to Thomas Weisel Partners International Limited ("TWPIL"), a subsidiary of the Parent, for referring institutional brokerage transactions to the Company. For the year ended December 31, 2004, the Company recognized referral fee expenses of $519 for referrals received from this affiliate. The Company received $20 in management fees, included in other income, from TWPIL during the year for providing management services as stated in the service agreement between the Company and TWPIL.

7. CAPITAL LEASE

Computer equipment acquired under a capital lease consists of the following at December 31, 2004:

Computer equipment	$ 399
Less: Accumulated amortization	(133)
Total	$ 266

· Future minimum lease payments for the above assets under capital lease are as follows at December 31, 2004:

Year Ending December 31	
2005	$ 133
2006	133
Total minimum lease payments	266
Less: Amount representing interest	(17)
Net present value of minimum lease payments	$ 249

8. COMMITMENTS AND CONTINGENCIES

Legal Contingencies—The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business.

IPO Allocation Matters—In 2001, numerous class actions, now captioned *In re Initial Public Offering Securities Litigation*, were filed in the United States District Court for the Southern District of New York alleging that underwriters of approximately 46 initial public offerings of securities in 1999 and 2000, including the Company, received undisclosed underwriters compensation, entered into arrangements designed to influence the price at which the issues traded in the aftermarket and improperly allocated shares in these offerings. The complaint alleges violation of the federal securities laws, including Sections 11 and 12 of the Securities Act of 1933 and Section 10(b) of the Exchange Act of 1934 and seeks unquantified damages. On July 1, 2002, the underwriter defendants moved to dismiss those complaints. By an opinion and order dated February 19, 2003, the federal district court denied the motion to dismiss in all material respects relating to the underwriter defendants. On June 10, 2004, plaintiffs entered into a definitive settlement agreement with respect to their claims against the issuer defendants and the issuers' present or former officers and directors named in the lawsuits. On June 14, 2004, those parties jointly moved for approval of the proposed settlement. By a decision dated October 13, 2004, the federal district court granted plaintiffs' motion for class certification, and the underwriter defendants have petitioned the U.S. Court of Appeals for the Second Circuit to review that certification decision on an interlocutory basis. The Company intends to vigorously defend against such claims; however, the amount of potential liability, if any, cannot be determined at this time. Accordingly, the Company has not recorded any reserve for this matter.

The Company was the subject of an investigation by the NASD Department of Enforcement in connection with allocations to clients of shares in initial public offerings and alleged failures by the Company to retain e-mail. The Company reserved for the matters as of December 31, 2004 and the matter was settled on February 25, 2005. The Company paid the amount due according to the settlement agreement. The reserve recorded as of December 31, 2004 was adequate to cover the settlement.

Research Matters—During 2004, the Company entered into a settlement with the SEC, NYSE, NASD, and various state securities regulators resulting from allegations that a portion of the Company's research was improperly influenced in order to obtain investment banking business in violation of federal or state securities law. During the year ended December 31, 2004, the Company settled the matter with the various regulators for a total of $10 million in fines and disgorgement and $2.5 million for the provision of independent research over a 5-year period. These settlement

amounts had previously been accrued by the Company during the year ended December 31, 2002. Additionally, in 2004, the Company is placing $1.25 million in escrow to pay costs associated with an independent consultant to procure the independent research noted above. Such costs will be expensed by the Company as they are incurred.

The ultimate outcome of these and other matters cannot be determined at this time, and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a significant judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. It is the opinion of management, however, after consultation with legal counsel, that the ultimate outcome of these matters will not have a material adverse impact on the Company's financial condition. The ultimate outcome could, however, have a material impact on the Company's results of operations, cash flows and regulatory capital.

Guarantees—The Company's customers' transactions are introduced to the Clearing Broker for execution, clearance, and settlement. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to the Clearing Broker, the Company may be required to reimburse the Clearing Broker for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts, and requiring deposits in excess of regulatory requirements.

The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is considered remote. Accordingly, no contingent liability is carried in the accompanying statement of financial condition for these arrangements.

Employee Retention Compensation Program—In January 2005, the Firm awarded guaranteed incentive compensation to certain partners and employees for the first half of 2005. Retention compensation payments to be made to employees in 2005 associated with this program total $21.1 million and will be paid no later than July 15, 2005. Payment of these awards is contingent upon continued employment through certain dates through July 2005. As the awards were not made until 2005, no accrual for this obligation is included within the 2004 financial statements. The obligation will be accrued ratably in 2005 from the award date to the date of payment.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CREDIT RISK, OR MARKET RISK

Concentration of Credit Risk and Market Risk—The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its Clearing Broker. The Clearing Broker is also the primary source of short-term financing (payable to Clearing Broker and securities sold, not yet purchased) for the Company, which is collateralized by cash and securities owned by the Company and held by the Clearing Broker. The Company's securities owned may be pledged by the Clearing Broker. The amount receivable from the Clearing Broker represents amounts receivable in connection with the trading of proprietary positions, and the clearance of customer securities transactions. As of December 31, 2004, the Company's cash on deposit with the Clearing Broker was not collateralizing any liabilities to the Clearing Broker.

In addition to the Clearing Broker, the Company is exposed to credit risk from other brokers, dealers, and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The Company seeks to control credit risk by following an established credit approval process and monitoring credit limits with counterparties.

The Company's trading activities include providing securities brokerage services to institutional and retail clients. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity securities, convertible, and other fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the statement of financial condition. The Company is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by management to assure compliance with limits established by the Company. The associated interest rate risk of these securities is not deemed material to the Company. For the year ended December 31, 2004, brokerage revenue was primarily attributable to proprietary positions in equity and convertible bond securities in conjunction with the Company's institutional and retail customer business.

Estimated Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are recorded at estimated fair value or amounts that approximate fair value on the Company's statement of financial condition. In addition to securities owned and securities sold, not yet purchased, the Company's other financial instruments include cash and cash equivalents, corporate finance and syndicate receivables, and receivable from Clearing Broker. These other financial instruments are short term in nature and are expected to be realized at their carrying value.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Rule administered by the SEC and NYSE, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method to compute net capital as permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, of $1,000. These rules also require the Company to notify and sometimes obtain approval from the SEC and NYSE for significant withdrawals of capital or loans to affiliates. As of December 31, 2004, the Company's net capital was $43,423, which was $42,423 in excess of its required minimum. In addition, tentative net capital, as defined, was $57,583 at December 31, 2004 (see Note 6).

* * * * * *